[redacted]

08027724

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fitzgibbon Toigo & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 Park Street
(No. and Street)

Upper Montclair (City) NJ (State) 07043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian X. Fitzgibbon 973-746-4944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian X. Fitzgibbon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fitzgibbon Toigo & Co., LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

Shirley A DellaTorre
Notary Public

Brian X Fitzgibbon
Signature

President, CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

**120 Broadway, Suite 2800
New York, NY 10271
TEL (212) 962-5930
FAX (212) 385-0215**

INDEPENDENT AUDITOR'S REPORT

To the Member of
Fitzgibbon Toigo & Co., LLC
412 Park Street
Upper Montclair, NJ 07043

We have audited the accompanying statement of financial condition of Fitzgibbon Toigo & Co., LLC as of December 31, 2007 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

**New York, New York
February 26, 2008**

FITZGIBBON TOIGO & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	106,859
Accounts receivable		90,000
Computer equipment (net of accumulated depreciation of $2,731)		959
Other Assets		10,557
Total assets	$	208,375

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$	10,950
Total liabilities		10,950
Member's equity		
Common interest: 1 share		197,425
Total liabilities and member's equity	$	208,375

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Fitzgibbon Toigo & Co., LLC (the "Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on January 10, 2003. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services. The Company receives periodically a share of annual management fees, based on assets under management, earned by its clients, which are accrued on a monthly basis. The Company also receives a share of incentive fees, based on attaining certain financial benchmarks, earned by its clients. Incentive fees are determined annually after the close of the underlying fund's fiscal year which differs from that of the Company. Because of the inherent uncertainty in the fund's performance for its fiscal year end, the Company's share of the incentive fees is not recognized until the fund's financial benchmarks are met.

The Company has elected to be taxed as a partnership for federal and state tax purposes. Therefore, taxes on the results of operations are the responsibility of the Company's parent.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Computer Equipment

Computer equipment is depreciated over its estimated useful life of three years.

Note 2 - Subordinated Borrowings

The Company had a subordinated loan agreement filed with the FINRA on January 27, 2003 and amended on November 29, 2006 with its Parent, under which it has borrowed $10,000. The loan was subordinated to the claims of general creditors, and was due January 31, 2008 and with interest at the rate of 4 1/2 % per annum. During the term of the agreement, no portion of the equity capital of the Company could be withdrawn by action of the sole member. The subordinated borrowing was repaid on January 12, 2007.

Note 3 – Other Income

A one time special payment of $35,000 from the Financial Industry Regulatory Authority resulting from the consolidation of the NASD and NYSE regulators, is included in other income along with $2,946 of interest income.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital, as computed under the rule, of $95,909 which was $90,909 in excess of the required amount. The net capital ratio was 11.5%.

Note 5 – Concentrations

Accounts receivable and substantially all the Company's revenue are due from a single client.

The Company has an uninsured bank balance that exceeds FDIC insured limits.

END

A copy of the Company's Statement of Financial Condition as at December 31, 2007, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.